

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

June 25, 2009

Robert G. Burton, Sr.
Chief Executive Officer
Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901

>   **Re: Cenveo, Inc.**
>   **Form S-4**
>   **Filed May 28, 2009**
>   **File No. 333-159515**

Dear Mr. Burton:

 We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 filed on May 28, 2009

General

1.   Please provide the statement required by Item 510 of Regulation S-K. We direct your attention to Item 9 of Form S-4.

Registration Statement Cover Page

2.   Please state the name, address, including ZIP code, and telephone number, including area code, of your agent for service. See Form S-4.

Cover Page

3.   Please state the registrant's name, as required by Item 501(b)(1) of Regulation S-K. Since this is serving as a prospectus for Cenveo, please include this name on the cover page as well as Nashua.

4.   Please state the amount of securities to be offered, as required by Item 501(b)(2) of Regulation S-K.

5.   Please revise the introductory paragraphs to quantify the total value of the proposed consideration Cenveo will pay for Nashua and clearly explain the method used to determine the price. See Item 501(b)(3) of Regulation S-K.

6.   Please indicate the market and market price of Cenveo common stock as of the latest practicable date. See Item 501(b)(4) of Regulation S-K

7.   Please highlight the cross-reference to the risk factors section by prominent type or in another manner, including the page number where it appears in the prospectus. See Item 501(b)(5) of Regulation S-K.

Summary, page 1

8.   When discussing the amount and percent of shares owned by officers and directors of Nashua, also state the vote required for approval of the proposed transaction. See Item 3(h) of Form S-4.

Unaudited Comparative per Common Share Data, page 11

9.   Please add disclosure preceding your chart on page 12 describing the manner in which you have calculated the 'Pro Forma Equivalent Nashua Share' column.

THE MERGER, page 20

10.   Please discuss the reasons for deciding to end discussions with Party B in December 2008.

11.   Please disclose the reasons for Cenveo entering into the transaction, as required by Item 4(a)(2) of Form S-4.

12.   We note your disclosure regarding the interests of Nashua's directors and security holders and executive officers in the merger. Please also disclose the interests in the merger of each person who has been a director or executive officer of Cenveo at any time since the beginning of the last fiscal year. See Item 18(a)(5)(i) of Form S-4**.**

Opinion of Nashua's Financial Advisor, page 26

13.   Please provide the information regarding Lincoln International, LLC as would be required by Item 1015(b) of Regulation M-A. Describe the method Nashua used to select Lincoln. Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Lincoln, its affiliates, and/or unaffiliated representative and Nashua or its affiliates. Additionally, please describe the instructions given by Nashua to Lincoln and any limitation imposed by Nashua on the scope of the investigation. See Item 4(b) of Form S-4.

14.   Please discuss the historical stock trading analysis, including the historical comparison and how this analysis was used in determining the fairness of the transaction. In addition, explain why you selected the S&P 500 Index as a comparison for the historical stock trading analysis. We note that Nashua is trading on the NASDAQ Global Market. Provide similar discussion in the Cenveo analysis on page 34.

15.   Please list the 176 acquisitions reviewed in the premiums paid analysis and clarify how you determined these were comparable acquisitions. In particular we note the criteria that the equity value of the transactions were less than $500 million. The fee table indicates that the maximum equity value of this transaction is approximately $33 million.

16.   Please explain how you selected the publicly traded companies as comparable companies. In addition, please revise to disclose the revenues and profits for the selected companies and compare them to Nashua so that investors can determine whether they are reasonably comparable. Provide similar comparison and discussion of the companies in the selected transactions analysis. Provide similar discussion in the Cenveo analysis on page 34.

17.   Please disclose the basis for the assumptions used in the discounted cash flow analysis. In particular, we note the discount rates of between 12% and 14% and the assumed growth rates of between 1.5% and 3.5%. Provide similar discussion in the Cenveo analysis on page 35.

18.   Please disclose the projected free cash flows from 2009 to 2013 for Nashua and Cenveo used in the discounted cash flow analysis.

19.   We note the statement on page 36 that a significant portion of the fees to be paid
        to Lincoln are contingent upon the consummation of this merger transaction.
        Please clearly disclose the amount of the fee that is contingent. In addition,
        clearly state the specific amount to be paid to Lincoln, as opposed to the current
        reference to "approximately $1 million."

Appraisal Rights for Dissenting Shareholders, page 36

20.   We note your disclosure that you believe Nashua shareholders are not entitled to
        appraisal rights. Please clarify whether you plan to deliver the Appraisal Notice
        and Form pursuant to Section 13.22 of the MBCA.

Interests of Nashua's Directors and Executive Officers in the Merger, page 37

21.   Please provide the disclosure required by Item 5 of Schedule 14A regarding the
        interests of Cenveo's directors and executive officers, as required by Item
        18(a)(5)(i) of Form S-4.

22.   Also, when discussing the interests of Nashua' directors and executive officers,
        provide all of the disclosure required by Item 5 of Schedule 14A. Disclose all
        interests, direct or indirect. This would include the stock ownership of each
        individual and the amount of equity compensation awards held by each
        individual. In addition, clarify whether there are any arrangements or agreements
        relating to the employment terms during the employment continuation period.

Tax Consequences of the Merger, page 55

23.   We note that the tax opinion has not been filed as an exhibit. Please file as soon
        as possible, as we may have additional comments.

24.   You currently state that the disclosure summarizes the tax consequences if the
        merger is treated as a reorganization or if it is not treated as a reorganization.
        Counsel must opine upon the material tax issue – whether the merger will be
        treated as a reorganization.

COMPARATIVE MARKET PRICES AND DIVIDENDS, page 57

25.   Please indicate the effect of the proposed transaction on the amount and
        percentage of present holdings of the Nashua's common equity owned
        beneficially by (i) any person (including any group as that term is used in section
        13(d)(3) of the Exchange Act) who is known to Nashua to be the beneficial owner
        of more than five percent of any class of Nashua's common equity and (ii) each
        director and nominee of Nashua and (iii) all directors and officers of Nashua as a
        group, and Nashua's present commitments to such persons with respect to the

issuance of shares of any class of its common equity. See Item 201(b)(2) of Regulation S-K.

INFORMATION ABOUT NASHUA, page 60

26.   Please discuss the methods of distribution of Nashua's products as required by Item 101(h)(4) (ii) of Regulation S-K.

27.   Please provide the names of principal suppliers, as required by Item 101(h)(4)(v) of Regulation S-K. In particular, we note that for some raw materials you purchase from a single supplier.

28.   We note your disclosure regarding various competitors on pages 60 and 61. Please disclose competitive business conditions and Nashua's competitive position in the industry, and the methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

29.   Please clarify your dependence upon Wal-Mart and Sam's Club by stating the exact percentage of consolidated net revenues attributable to these companies. The current disclosure simply indicates that sales to these two companies exceeded 10% of net consolidated revenues.

NASHUA'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION, page 65

30.   We believe Nashua's MD&A section could benefit from expanded "Overview" sections that offer investors an introductory understanding of Nashua and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K.

31.   We note your disclosure on page 62 regarding "mature and declining markets." To the extent that this is a trend or uncertainty, please disclose how it may have an impact on continuing operations. See Item 303(a)(3)(ii) of Regulation S-K.

32.   We note your disclosure on page 63 regarding wage contracts expiring between 2011 and 2012. To the extent that this causes uncertainty, please discuss how this may impact your results of operations, contributions to pension plans, and cash flows. See Items 303(a)(2)(ii) and (3)(ii) of Regulation S-K.

33.   We note on page 76 that the Nashua Pension Plan Committee filed a Class Action
        Complaint against State Street Bank and Trust, and that State Street Bank and
        Trust filed a counterclaim. Please disclose the nature and amount of relief sought
        in legal proceedings. See Item 103 of Regulation S-K.

Security Ownership of Nashua Management, page 80

34.   Please provide the disclosure required by Item 403 of Regulation S-K. You have
        currently only provided this information as it relates to management. Item 6(d) of
        Schedule 14A, as required by Item 18(a)(5)(ii) of Form S-4 does not limit such
        information to management.

Annex A, Agreement and Plan of Merger dated as of May 6, 2009 among Cenveo, Inc.,
NM Acquisition Corp. and Nashua Corporation

35.   We note that the Asset Purchase Agreement did not include the exhibits and
        schedules to the agreement. We also note that schedules and similar attachments
        to a material plan of disposition do not need to be filed unless such schedules
        contain information which is material to an investment decision and is not
        otherwise disclosed in the agreement or disclosure document. See Item 601(b)(2)
        of Regulation S-K. Please tell us whether you determined that the exhibits and
        schedules to the Asset Purchase Agreement are not material. It appears that the
        performance targets as set forth in Exhibit B would be material. Please revise to
        include Exhibit B. This comment also applies to the Form 8-K filed by Nashua
        on May 7, 2009.

36.   In addition, Item 601(b)(2) requires that the plan filed contain a list briefly
        identifying the contents of all omitted schedules and an agreement to furnish a
        copy of any omitted schedule and exhibit to the Asset Purchase Agreement to the
        Commission upon request.

Annex C, Opinion of Lincoln International, LLC

37.   We note the limitation on reliance by shareholders in the fairness opinion
        provided by Lincoln. Because it is inconsistent with the disclosures relating to the
        opinion, the limitation should be deleted. Alternatively, disclose the basis for
        Lincoln's belief that shareholders cannot rely upon the opinion to support any
        claims against Lincoln arising under applicable state law. Describe any
        applicable state-law authority regarding the availability of such a potential
        defense. In the absence of applicable state-law authority, disclose that the
        availability of such a defense will be resolved by a court of competent
        jurisdiction. Also disclose that resolution of the question of the availability of
        such a defense will have no effect on the rights and responsibilities of the board of
        directors under applicable state law. Further disclose that the availability of such

a state-law defense to Lincoln would have no effect on the rights and responsibilities of either Lincoln or the board of directors under the federal securities laws.

38.   Please file the written consent of Lincoln International, LLC to the discussion of its opinion and to being named in the Form S-4. See Rule 436(a) of Regulation C under the Securities Act.

Exhibit 5.1

39.   We note the statement that the shares will be validly issued, fully paid and non-assessable. Please revise to opine on the corporate laws of the state of incorporation of Cenveo, i.e. Colorado. In addition, please confirm supplementally that the reference to opining upon Colorado law includes the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.

Form 10-K filed March 19, 2009

Item 1. Business, page 1

40.   We note your disclosures on page one regarding total assets for each of your operating segments for the last two fiscal years. Please provide this information for the last three fiscal years. See Item 101(b) of Regulation S-K.

41.   Please discuss Cenveo's methods of distribution for each segment's principal products or services. See Item 101(c)(i) of Regulation S-K.

42.   We note your disclosure on page four that your patents and trademarks "expire at various times through 2023." Please further clarify the duration of your patents and trademarks. See Item 101(c)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

43.   Please revise your Executive Overview section to offer investors an introductory understanding of the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For example, we note your disclosure on page four regarding competition from alternative sources of communication and information transfer, your disclosure on page seven that your level of debt could affect your future operations, and your disclosure on page

seven that the terms of our indebtedness impose significant restrictions on our operating and financial flexibility. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K.

44.   We note your statement on page 14 that "significant opportunities continue to exist in optimizing the rest of our supply chain." Please clarify to describe these opportunities.

Restructuring, Impairment and Other Charges, page 20

45.   We note that you recorded goodwill impairment charges of $372.8 million in 2008. Please expand your discussion of this charge to describe the facts and circumstances that led to the impairment. In this regard, we note on page 47 that reporting units were valued using a higher discount rates applied to estimated future cash flows. However, it is unclear to us whether your estimates of future cash flows were impacted by, as you describe on page 15, volume declines in substantially all of the markets you serve.

Liquidity and Capital Resources, page 21

46.   We note the disclosure of your capital expenditures for 2008 and 2007 within net cash used in investing activities. We also note your 'Introduction and Executive Overview' to Item 7 indicates your investments in complementary companies and capital expenditures have assisted in improving profitability over recent years. Within your Risk Factors at page 7, you disclose that your substantial indebtedness could limit your financing of capital expenditures and the various covenants to this debt limit your investments in capital expenditures. Please expand your liquidity discussion to indicate the estimated amount of capital expenditures for the upcoming fiscal year, the source(s) of funds for such expenditures and whether such source(s) will differ from previous years. Please refer to FRC 501.03 and 501.13.

47.   Please be advised that Item 303(a)(1) of Regulation S-K requires your identification of any known trends, known demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Given your substantial indebtedness, and your prominent disclosure regarding the amendment of your 'Amended Credit Facilities' on April 24, 2009, please include a tabular presentation of your actual ratios/other actual amounts versus the minimum/maximum ratios/amounts permitted under your financial covenants for your Amended Credit Facilities and $7^{7/8}$%, $8^{3/8}$% and $10^{1/2}$% subordinated notes. Disclose in further detail the specific terms of covenants that limit debt assumed from acquisitions or capital expenditures. Such disclosure can be provided in either MD&A or within the

footnotes to your condensed consolidated financial statements, and should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Critical Accounting Matters, page 25

Provision for Impairment of Goodwill and Indefinite Lived Intangible Assets, page 25

48.   Please expand your discussion of critical accounting matters related to indefinite lived intangible assets to describe how you determine fair value, a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes, and how the increase in your discount rates impacted the valuation of indefinite lived intangible assets.

Notes to Consolidated Financial Statements, Page 36

Note 9. Long-Term Debt, page 49

10 ½% Notes

49.   We note that each holder of the 10 ½% Notes has the right to require the Company to repurchase such holder's notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest thereon, which appears to be an amount other than the par or accreted value of the Note. Please tell us how you considered the guidance in SFAS 133 in determining whether the put feature within the Notes represents an embedded derivative.

Item 9A. Controls and Procedures, page 79

50.   We note from your disclosure within the caption 'Inherent Limitations on Effectiveness of Controls' that your disclosure controls and procedures are designed to provide *reasonable assurance* of achieving their objectives. Please revise your conclusions within the caption 'Evaluation of Disclosure Controls and Procedures' to conclude on the effectiveness of disclosure controls and procedures at such a reasonable assurance level.

51.   We note from your disclosure within the caption 'Evaluation of Disclosure Controls and Procedures' that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of January 3, 2009 in order to ensure that the information required to be disclosed by the Company in its filings under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Please revise your disclosures to clarify, if true, that your disclosure controls and procedures are also effective in providing reasonable assurance that information required to be disclosed in your reports under the Securities and

Exchange Act of 1934, as amended, is accumulated and communicated to your management, including your principal executive and principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Revise your disclosures in your Form 10-Q for the fiscal quarter ended March 31, 2009, accordingly. Refer to Exchange Act Rule 13a-15(e) and Section II.E.4. of SEC Release No. 33-8238.

Proxy Statement on Form 14A filed April 6, 2009

Non-Management Directors' Compensation for Fiscal 2008, page 8

52.   Disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

COMPENSATION OF EXECUTIVE OFFICERS, page 12

53.   We note your disclosure on page 12 that your annual incentive bonuses "are based solely on achievement by the Company and the executive of pre-determined measures such as non-GAAP EPS, adjusted EBITDA, free cash flow, margins, and capital expenditures…," that stock awards will not be made unless the company is on track to achieve annual non-GAAP EPS and Adjusted EBITDA targets, and that the vesting of restricted stock is based upon performance. Please disclose the specific performance targets used to determine bonuses and stock awards. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Provide similar disclosure or analysis as it relates to the "all or nothing" target bonus opportunity of the CEO referred to on page 14.

54.   Please disclose how the annual incentive bonus is determined, as required by Item 402(b)(1)(v) of Regulation S-K. Clearly disclose the specific performance factors used to determine the bonus, state the percent of bonus that is dependent upon each performance factor, and clarify the target bonus opportunity, as a percentage of base salary, for each named executive.

Form 8-K filed April 27, 2009

55.   We note the third amendment to credit agreement filed as exhibit 10.1 to the Form 8-K filed on April 27, 2009 did not include Exhibits M, N, and O. Please explain why these exhibits were not filed pursuant to Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 28, 2009
Filed May 6, 2009

Notes to Consolidated Financial Statements, Page 4

Note 6. Long-Term Debt, page 6

56.   We note your disclosure within Note 9 of your Form 10-K indicating that your failure to maintain applicable ratios, in certain circumstances, or effective internal controls would prevent you from borrowing additional amounts and could result in a default under your Amended Credit Facilities. Such a default could then trigger cross-acceleration or cross-default provisions on your $7^{7/8}$%, $8^{3/8}$% and $10^{1/2}$% subordinated notes, rendering them immediately due and payable. Please revise your disclosures on Form 10-Q to describe such cross-acceleration and cross-default provisions should they remain in place subsequent to the amendment of your Amended Credit Facilities on April 24, 2009.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with

Robert G. Burton, Sr.
Cenveo, Inc.
June 25, 2009
Page 12

respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Steve Lo at (202) 551-3394. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Kenneth A. Lefkowitz
        Fax (212) 422-4726